August 31, 2006

VIA EDGAR AND
OVERNIGHT COURIER

Mr. Karl Hiller, Branch Chief
Mr. Mark A. Wojciechowski, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:                               The Inventure Group, Inc. (fka Poore Brothers, Inc.)

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 30, 2006

File No. 001-14556

Dear Mr. Hiller and Mr. Wojciechowski:

We received the staff’s comment letter dated August 21, 2006 regarding our Form 10-K for the fiscal year ended December 31, 2005.  We are working on our response to the comments in the letter.  We note that the staff has requested our response within ten business days.  As discussed between Mr. Wojciechowski and our legal counsel Chris Stachowiak at Osborn Maledon, PA, we require an extension of time to respond to facilitate communications with our audit committee and external auditors, and to accommodate holiday schedules.

We have committed to providing you our response no later than Tuesday, September 12, 2006, and we understand that Mr. Wojciechowski has informed our legal counsel that that this will be acceptable.

Thank you for your assistance.

Sincerely,

/s/ Steve Weinberger

Steve Weinberger
Chief Financial Officer

cc:           Christopher S. Stachowiak, Esq.